10/30

03037047

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME African Metals Corp

*CURRENT ADDRESS

PROCESSED

NOV 06 2003

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 18556

FISCAL YEAR 5-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	***AR/S (ANNUAL REPORT)***	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 11/3/03

82-1856

03 OCT 30 AM 7:21

African Metals Corporation

AR/S
5-31-03

2003 ANNUAL REPORT

CORPORATE HEAD OFFICE

Suite 515, 475 Howe Street, Vancouver, BC, CANADA V6C 2B3
Telephone: (604) 684-4100 Facsimile: (604) 684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

Annual Report to Shareholders For the Year Ended May 31, 2003

(BC Form 51-901F, Schedule C: Management Discussion and Analysis)

Dear Shareholder:

Introduction

African Metals Corporation made a dramatic shift in focus during the Fiscal Year 2003. After completion of the sale of its Ghanaian assets, consisting mainly of gold properties, the Company was granted permits on two diamond concessions in Mali, West Africa. The two concessions, Kenieba Sud and Kenieba Nord, consisting of 3415 square kilometres, cover 15 kimberlite pipes. Diamonds have previously been discovered in 6 of these kimberlites. Seven diamonds ranging from 34 to 252 carats have previously been found in alluvium, or stream deposited sediments, within the Kenieba Nord concession. As part of the new focus, Mahamadou Keita (M.Sc.Geo.) joined the Company as Director.

During the course of the year African Metals raised $232,640 through a private placement and the exercise of options and, subsequent to year end, the Company received an additional $31,950 through the exercise of options.

Kenieba Sud Concession

In December, 2002 African Metals was granted a 90 day Autorisation d'Exploration on the 2352 sq. km. Kenieba Sud concession. The Autorisation d'Exploration allows a company to do an initial work program on a concession to determine whether to apply for further permits. After the program, the company submits a report to the Government of Mali on the work. This allows Government to make a judgment as to whether the company is qualified to carry out acceptable, future programs of exploration on the concession.

The Kenieba Sud concession covers three known kimberlites. In one of the kimberlites, the Bilali Sud, diamonds of 3.14 and 7.40 carats have previously been discovered. In addition, diamonds have also previously been found in 5 different areas in alluvium within the concession. Over 50% of the concession is untouched by exploration.

During the initial program 5 of 7 pits, dug in the Bilali Sud kimberlite to sample for diamond indicator minerals, intersected kimberlite. One pit, 6 m deep, was dug in the Sounkorou kimberlite without intersecting kimberlite.

Pits were also dug in alluvium along the Disse River and near the town of Dabiya, both areas of alluvium where diamonds have previously been found. Carl G. Verley, P.Geo., oversaw the sampling and identification of indicator minerals. His conclusion as a result of the study of indicator minerals from the Bilali Sud kimberlite is that this kimberlite includes a low proportion of diamondiferous material and, as a result, is probably of low diamond potential.

From an analysis of indicator minerals from sampling in the Disse River and Dabiya areas, Mr. Verley concludes that it seems likely that as yet undiscovered kimberlite pipes occur on the concession and further work is strongly recommended. The chemical properties of the indicator minerals are an important, preliminary gauge for determining the economic viability of a kimberlite pipe for the possible production of diamonds.

It might be added that kimberlite pipes occur in clusters, and within most clusters there is great variability in the content of diamonds in the various kimberlites. The Company believes that many kimberlite pipes remain to be found, and judging by the number of diamonds in the area, there is an excellent chance to discover an economically viable, diamondiferous kimberlite pipe on one of the concessions.

Kenieba Nord Concession

As a subsequent event to year end, African Metals was granted a 90-day Autorisation d'Expoloration by the Malian Government on the 1063 sq. km Kenieba Nord concession. This concession covers 12 known kimberlite pipes, five of which are diamondiferous. It also includes the very large, 44-hectare Kassama pipe. Some very large diamonds have previously been discovered in alluvium within the concession including 98, 102, 137, and 232 carat diamonds in the southern part of the concession and 34, 51 and 98 carat diamonds in the east. It might be noted that the discovery of all diamonds mentioned in that discussion were documented by a government agency or a major company.

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

The initial program on this concession has just started. This includes digging 10 pits in and around the sites of discovery of the large diamonds to the south. Depending on time, pits may also be dug within some of the kimberlites as well as in areas where magnetic data indicates the possible presence of new kimberlites. Samples will be taken from all pits and processed for diamonds and indicator minerals. Indicator minerals will be analysed for chemical properties.

The Sale of the Union and Nkroful Companies

On August 2, 2001, African Metals announced the agreement whereby it would return all of its Ghanaian assets to the original owners for 1.5 million shares of African Metals stock, which was to be returned to treasury. The assets included an 85% interest in the Nkroful property and a 100% interest in the Dugu and Karamenga concessions. It also included a mill and the right to operate a gold recovery mill on the Shiega Small Scale Mining area. The transaction was subject to the approval of the shareholders and TSX Venture Exchange approval, both of which were received.

Lenguekoto and Kofeba Concessions

The Company's programs on the gold Lenguekoto concession produced less than acceptable results, and the concession has been dropped. The gold Kofeba property will be reduced from three to one concession.

Financial and Corporate Information

African Metals completed a financing in 2003 of $200,000 at $0.20 a unit for 1,000,000 units. Each unit consists of one share and one half warrant. Each warrant entitles the holder to purchase one share in the Company's stock for 2 years. The Company also issued 115,800 shares for the exercise of stock options ranging in price from $0.20 to $0.25 for a total of $28,050.

Subsequent to year end African Metals issued an additional 139,200 shares for the exercise of stock options from $0.20 to $0.27 for $31,950. Also, subsequently, 41,000 options at $0.20 expired.

In reviewing the 2003 Financial Statements the most dramatic change was the $224,588 write-down of the Union Mill as a result of the sale of the Union–Nkroful assets. After the Lenguekoto exploration write-down of $20,367, the deferred exploration costs increased by $63,475. Administration costs increased from $95,836 to $109,035 in 2003 mainly because of investor relations costs in 2003 of $5,988 as opposed to nil in 2002 and an increase of $6,302 for Travel and Promotion.

Options were granted on a total of 160,000 shares of the Company at $0.20 in Fiscal Year 2003 and options on 140,000 shares were granted at $0.40 subsequently.

The Company was very pleased to welcome Mahamadou Keita as Director of the Company during the year.

Investor Relations

In February, African Metals announced the signing of an investor relations agreement with James Mathers. Mr. Mathers is in charge of communicating with investors and shareholders about the Company's projects and progress. African Metals also shared a booth with a second company at an investor show in January, 2003 in Vancouver, and subsequent to year-end, June, 2003 in Vancouver and October 2003 in Calgary.

The current program in investor relations will continue in Fiscal Year 2004. Information on the Company can be viewed on our website at www.africanmetals.com

"Signed"

Willis W. Osborne
President

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: X Schedule A
X Schedules B & C

ISSUER DETAILS:

Name of Issuer	AFRICAN METALS CORPORATION
Issuer Address	515 – 475 Howe Street, Vancouver, B.C. V6C 2B3
Issuer Telephone Number	604-684-4100
Contact Person	Willis W. Osborne
Contact Position	President
Contact Telephone Number	604-684-4100
Contact Email Address	info@africanmetals.com
Website Address	www.africanmetals.com
For Quarter Ended	May 31, 2003
Date of Report (yy/mm/dd)	03/09/18

CERTIFICATE

The *schedule(s) required to complete this quarterly report* are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Willis W. Osborne (signature)	03/10/16
NAME OF DIRECTOR	**DATE SIGNED (YY/MM/DD)**
(signature)	03/10/16
NAME OF DIRECTOR	**DATE SIGNED (YY/MM/DD)**

AFRICAN METALS CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2003

(MAY 31, 2002)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

i. Stock-based compensation

Effective January 1, 2002, the Company has adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, to be applied prospectively.

Under the new recommendations, all stock-based awards made to non-employees are measured and recognized using the fair-value method. The standard also encourages the use of the fair-value method for all awards granted to employees, but only requires the use of a fair-value method for direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets made to employees. Awards that the Company has the ability to settle with stock are recorded as equity, whereas awards that the Company is required to, or has the practice of settling in cash are recorded as liabilities. The Company has adopted the settlement method of accounting for all stock-based compensation to employees and consultants.

j. Translation of Foreign Currencies

Foreign currencies have been translated into Canadian funds using the temporal method as follows:

i. Monetary items at the rate of exchange prevailing as at the consolidated balance sheet date.
ii. Non-monetary items, at the historical rate of exchange.
iii. Deferred exploration, development and administration costs at the period average in which transaction occurred.

k. Use of Estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

3. PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company's subsidiaries as follows:

Company	Incorporated in	Percentage of Ownership
Nkroful Mining Limited	Ghana	85%
Union Mining Limited	Ireland	100%

By a Memorandum of Agreement dated June 29, 2001 with the Prospect Settlement of Monaco, effective September 12, 2002, the Company sold all of its right, title and ownership in its 100% interest in Union Mining Limited ("Union") and its 85% interest in Nkroful Mining Limited ("Nkroful") for consideration of 1,500,000 shares of the Company's capital stock which was returned to treasury.

At the date of disposition, the net assets and gain on sale of subsidiaries were as follows:

Property, Plant and Equipment	$ 224,588
Mineral Properties	1
Current Liabilities	(14,589)
Net Assets	210,000
Proceeds of disposition	(210,000)
Gain on sale of subsidiaries	$ -

4. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, marketable securities, accounts receivable, accounts payable and accrued liabilities, and amount due to a related party. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying value, unless otherwise noted.

5. MARKETABLE SECURITIES

	2003	2002
Great Quest Metals Ltd. – 286,250 (2002 – 296,250) shares (market value - $140,263; 2002 - $74,063)	$ 43,101	$ 44,607
La Plata Gold Corporation – 4,047 (2002 - 4,047) shares (market value - $4,978; 2002 - $4,250)	3,238	3,238
Resources Robex Inc. – Nil (2002 – 5,500) shares (market value - $Nil; 2002 - $1,870)	-	1,265
	$ 46,339	$ 49,110

6. PROPERTY, PLANT AND EQUIPMENT

	2003			2002
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Computer	$ 1,530	$ 230	$ 1,300	$
Mill	-	-	-	224,588
	$ 1,530	$ 230	$ 1,300	$ 224,588

7. MINERAL PROPERTIES

	2003			
	Acquisition Costs	Deferred Exploration and Development Costs	Write-down Of Capitalized Costs	Total
a. Nkroful Properties, Ghana	$ 1	$ -	$ (1)	$ -
b. Mali	32,831	96,065	(36,986)	91,910
c. Argentina	-	-	-	-
d. Alaska	-	-	-	-
	$ 32,832	$ 96,065	$ (36,987)	$ 91,910

	2002			
	Acquisition Costs	Deferred Exploration and Development Costs	Write-down Of Capitalized Costs	Total
a. Nkroful Properties, Ghana	$ 300,000	$ 101,465	$ (401,464)	$ 1
b. Mali	24,767	50,027	(51,215)	23,579
c. Argentina	1	-	(1)	-
d. Alaska	1	-	(1)	-
	$ 324,769	$ 151,492	$ (452,681)	$ 23,580

a. Nkroful Properties

The Company acquired an 85% interest in two (2) mining leases and a prospecting licence in Southwestern Ghana.

7. MINERAL PROPERTIES (CONT'D)

a. Nkroful Properties (Cont'd)

During the year ended May 31, 2002, as the result of an Agreement to sell the Company's right, title and ownership in and to its 100% interest in Union Mining Limited and its 85% interest in Nkroful Mining Limited, including the Nkroful properties described above, the management of the Company resolved to write-down the value of this project to a nominal value.

During the current year, the project was further written-off and included in gain on sale of subsidiaries as described in Note 3.

b. Mali, West Africa

		2003			
		Acquisition Costs	Deferred Exploration and Development Costs	Write-down Of Capitalized Costs	Total
i.	Faraba Nord Concession	$ -	$ -	$ -	$ -
ii.	Faraba Concession	-	-	-	-
iii.	Baroya Property	-	-	-	-
iv.	Filimana Project Permit	-	-	-	-
v.	Lenguekoto Concession	16,619	20,367	(36,986)	-
vi.	Kofeba Concession	3,502	2,855	-	6,357
vii.	Kenieba Sud Concession	12,710	72,843	-	85,553
		$ 32,831	$ 96,065	$ (36,986)	$ 91,910

		2002			
		Acquisition Costs	Deferred Exploration and Development Costs	Write-down Of Capitalized Costs	Total
i.	Faraba Nord Concession	$ 2,207	$ 19,840	$ (22,047)	$ -
ii.	Faraba Concession	11,198	17,968	(29,166)	-
iii.	Baroya Property	1	-	(1)	-
iv.	Filimana Project Permit	1	-	(1)	-
v.	Lenguekoto Concession	11,360	12,219	-	23,579
vi.	Kofeba Concession	-	-	-	-
vii.	Kenieba Sud Concession	-	-	-	-
		$ 24,767	$ 50,027	$ (51,215)	$ 23,579

7. MINERAL PROPERTIES (CONT'D)

i. Faraba Nord Concession

By a Provisional Contract dated November 26, 1999, the Company could have acquired a 95% interest in a mineral concession located in Mali, for consideration of $109,200 cash (of which $2,207 was paid).

The property was subject to a 1% production royalty. The Company's 95% interest was subject to a pro-rata reduction based on the percentage of the project taken by the Government of Mali, if and when a production Company was formed to develop deposits.

During the year ended May 31, 2002, the management of the Company resolved to abandon this property, and accordingly, the related capitalized costs were written-off to deficit.

ii. Faraba Concession

By a Provisional Contract dated December 3, 1999, the Company could have acquired a 95% interest in a mineral concession, known as the Faraba concession, located in Mali, for consideration of $109,200 cash (of which $2,206 was paid).

The property was subject to a 1% production royalty. The Company's 95% interest was subject to a pro-rata reduction based on the percentage of the project taken by the Government of Mali, if and when a production Company was formed to develop deposits.

During the year ended May 31, 2002, the management of the Company resolved to abandon this property, and accordingly, the related capitalized costs were written-off to deficit.

iii. Baroya Property

By a Letter Agreement dated May 24, 1996, the Company acquired the right to purchase a 65% interest in a preliminary exploration permit for an area located in the Kenieba Valley, Mali, for consideration of $275,000 cash (of which $200,000 was paid) and 250,000 shares of the Company's capital stock (of which 50,000 shares were issued at a price of $0.76 per share and 50,000 shares were issued at a price of $0.49 per share).

The property was subject to a 3% net smelter royalty on production of precious metals from the property.

7. MINERAL PROPERTIES (CONT'D)

iii. Baroya Property (Cont'd)

The Company entered into a Joint Venture Agreement on January 20, 1997 with a corporation that held a 25% interest in this property. The joint venture partners had a 90% interest in the property but paid 100% of all expenditures. By a Letter Agreement dated December 29, 1998, the Company agreed to transfer to the Joint Venture partner a 100% of its interest in this property for a consideration of 200,000 shares the Joint Venture partner's capital stock (received at a price of $0.35 per share). The Company retained a 1% net smelter returns royalty which could have been purchased for $500,000. The Joint Venture partner has abandoned this property.

During the year ended May 31, 1998, the management of the Company resolved to write-down the capitalized costs related to the property to a nominal value of $1.

During the year ended May 31, 2002, the management of the Company resolved to abandon this property, and accordingly, the remaining capitalized costs were written-off to deficit.

iv. Filimana Project Permit

On October 31, 1996, the Company entered into two (2) Agreements to acquire a 95% interest in two (2) concessions for Authorizations covering approximately 450 square kilometres in the Filimana district of Mali. These Agreements had been replaced by a Letter of Agreement dated January 29, 1997. The Company's consideration for its interest was $1,498,086 (of which $94,221 was paid).

By a terminated option Agreement dated July 8, 1998, which was superseded by a terminated Letter Agreement dated April 21, 1999 with Great Quest Metals Ltd. ("Great Quest") with regard to one (1) of the concessions for authorizations, the Company received $5,000 cash, 100,000 shares of Great Quest's capital stock (received at a price of $0.15 per share) and a 1.5% net smelter returns royalty (to a maximum of $1,000,000).

During the year ended May 31, 1998, the management of the Company resolved to write-down the capitalized costs related to this property to a nominal value of $1.

During the year ended May 31, 2002, the management of the Company resolved to abandon this property, and accordingly, the remaining capitalized costs were written-off to deficit.

v. Lenguekoto Concession

By a Memorandum of Agreement dated January 15, 2002, the Company acquired the right to earn a 95% interest (subject to a 1% net smelter returns loyalty) in a mineral concession located in Mali for consideration of $107,000 cash (of which $16,620 was paid), payable in instalments over the period ended December 31, 2005.

7. MINERAL PROPERTIES (CONT'D)

v. Lenguekoto Concession (Cont'd)

During the current year, the management of the Company resolved to abandon this property, and accordingly, the related capital costs have been written-off to deficit.

vi. Kofeba Concession

During the current year, the Company entered into an option agreement to acquire a 95% interest (subject to a 1% net smelter royalty ("NSR")) in a total of three concessions in southwestern Mali. The Company paid to the owners a total of 1,500,000 FCFA (approximately $3,502) on signing the option agreement and agreed to make additional payments to the owners a total of 52,500,000 FCFA (approximately $127,000) over a period of 6 to 7 years.

vii. Kenieba Sud Concession

During the current year, the Company was granted a 90 day Autorisation d'Exploration on the Kenieba Sud Concession located in western Mali. The Company paid the acquisition costs of US$8,200 (approximately $12,710).

c. Argentina - Valle Ancho Property

The Company retained a 0.75% net smelter return royalty on a mining concession located in the Province of Catamarca, Argentina, which was recorded at a nominal value of $1.

During the year ended May 31, 2002, the management of the Company resolved to abandon this property, and accordingly, the remaining capitalized costs were written-off to deficit.

d. Alaska - Gold Dust Property

By a Mining Lease and Agreement dated May 5, 1993 (as amended by an Agreement dated November 16, 1995), the Company purchased a 100% interest in one hundred and thirty-nine (139) mineral claims located in the Fairbanks Mining District, Alaska for consideration of $193,465 (US$141,723) (paid) and a commitment to issue 200,000 shares of the Company's capital stock (of which 125,000 shares were issued at a value of $0.40 per share).

A finder's fees of 25,000 shares of the Company's capital stock were issued at a value of $0.40 per share with regards to this Agreement.

During the year ended May 31, 1998, the management of the Company resolved to write-down the value of the mineral property to a nominal value of $1.

AFRICAN METALS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MAY 31, 2003
(MAY 31, 2002)

7. MINERAL PROPERTIES (CONT'D)

d. Alaska - Gold Dust Property (Cont'd)

By a Letter of Intent dated June 18, 1998 (confirmed by an Agreement dated July 30, 1998), the Company optioned a 100% interest in this property to Great Quest Metals Ltd. (formerly Westpine Metals Ltd.) ("Great Quest") of Vancouver, B.C. for a consideration of 200,000 shares of Great Quest's share capital to be issued over a period ending December 17, 2002.

The Company retained a 2% net smelter return royalty to a maximum of US$2,000,000 on this property.

During the year ended May 31, 2000, 50,000 shares were received by the Company at a price of $0.20 per share.

During the year ended May 31, 2001, 50,000 shares were received by the Company at a price of $0.15 per share.

During the year ended May 31, 2002, 100,000 shares were received by the Company at a price of $0.18 per share. The management of the Company resolved to abandon this property, and accordingly, the capitalized costs were written-off to deficit.

8. DUE TO RELATED PARTY

Amounts due to a corporation controlled by common Directors are unsecured, non-interest bearing and have no specific terms of repayment.

9. SHARE CAPITAL

The authorized share capital of the Company consists of unlimited shares without par value.

The Company has issued shares of its capital stock as follows:

	2003		2002	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance, beginning of year	12,508,620	$ 9,393,550	12,087,120	$ 9,305,450
Issued during the year for:				
Cash	1,115,800	228,050	421,500	88,100
Share subscription advances	136,000	32,640	-	-
Shares cancelled	(1,500,000)	(1,110,000)	-	-
Balance, end of year	12,260,420	$ 8,544,240	12,508,620	$ 9,393,550

9. **SHARE CAPITAL (CONT'D)**

Transactions for the Issue of Share Capital
During the Year Ended May 31, 2003:

a. The Company issued 115,800 shares for the exercise of stock options as follows: 18,000 shares at a price of $0.20 per share for a total consideration of $3,600; and 97,800 shares at a price of $0.25 per share for a total consideration of $24,450.

b. The Company completed a Private Placement financing consisting of 136,000 units at a price of $0.24 per unit for a total consideration of 32,640 which was received prior to May 31, 2002. Each unit consists of one (1) share and one (1) non-transferable share purchase warrant. Each share purchase warrant is exercisable to acquire one (1) additional share at a price of $0.30 per share on or before April 3, 2004.

c. The Company cancelled 1,500,000 shares with an assigned value of $0.74 per share and a cost of $0.14 per share. The excess of the assigned value of the shares over cost has been credited to contributed surplus.

d. The Company completed a Private Placement financing consisting of 1,000,000 units at a price of $0.20 per unit for a total consideration of $200,000. Each unit consists of one (1) share and one-half (1/2) of a non-transferable share purchase warrant. Each full share purchase warrant is exercisable to acquire one (1) additional share at a price of $0.25 per share on or before December 20, 2004.

Transactions for the Issue of Share Capital
During the Year Ended May 31, 2002:

a. The Company issued 271,500 shares for the exercise of stock options as follows: 195,500 shares at a price of $0.20 per share for a total consideration of $39,100; and 76,000 shares at a price of $0.25 per share for a total consideration of $19,000.

b. The Company issued 150,000 shares at a price of $0.20 per share for the exercise of share purchase warrants for a total consideration of $30,000.

9. **SHARE CAPITAL (CONT'D)**

Stock Options:

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 10% of the total number of issued and outstanding shares. Options granted under the Plan may have a maximum term of five (5) years. The exercise price of options granted under the Plan will not be less than the discounted market price of the shares (defined as the last closing market price of the Company's shares immediately preceding the issuance of a news release announcing the granting of the options, less the maximum discount allowed under TSX Venture Exchange ("TSX") policy), or such other price as may be agreed to by the Company and accepted by the TSX.

A summary of the status of the Company's stock options outstanding as of May 31, 2003 and 2002 and changes during the years then ended is as follows:

	2003		2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	776,000	$ 0.22	842,500	$ 0.20
Granted	460,000	0.25	310,000	0.25
Exercised	(115,800)	(0.24)	(271,500)	(0.21)
Forfeited/cancelled	(72,500)	(0.20)	(105,000)	(0.20)
Options outstanding, end of year	1,047,700	$ 0.23	776,000	$ 0.22

At May 31, 2003, the Company had outstanding stock options exercisable to acquire 1,047,700 shares as follows:

Shares	Exercise Price	Expiry Date
112,000*	$ 0.20	August 6, 2003
357,500	$ 0.20	January 26, 2005
136,200	$ 0.25	July 13, 2006
300,000	$ 0.27	June 26, 2007
142,000	$ 0.20	December 23, 2007
1,047,700		

* 41,000 of these options subsequently expired unexercised.

9. **SHARE CAPITAL (CONT'D)**

The following table summarizes information about the stock options outstanding and exercisable at May 31, 2003:

Range of Prices $	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price $
0.20	611,500	2.06	0.20
0.25	136,200	3.12	0.25
0.27	300,000	4.07	0.27
	1,047,700	2.78	0.23

The Company follows the settlement method of accounting for stock-based compensation awards granted to employees and non-employee Directors. Accordingly, no compensation expense has been recognized in the consolidated statements of operations for stock options granted. Had compensation costs been determined, based on the fair values at the dates of the grants for those options vested in the period, net loss and loss per share would have been the amounts shown below:

Net loss for the year ended May 31, 2003	$ 149,610
Unrecorded stock option compensation adjustment	16,006
Pro-forma net loss for the year ended May 31, 2003	$ 165,616
Pro-forma loss per share	$ (0.01)

The fair values of options vested during the year ended May 31, 2003 was estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected volatility	18.04%
Risk-free interest rate	4.5%
Expected life	5 years
Expected dividend yield	0%

9. **SHARE CAPITAL (CONT'D)**

Warrants:

At May 31, 2003, the Company had outstanding share purchase warrants exercisable to acquire 636,000 shares as follows:

Number	Exercise Price	Expiry Date
136,000	$0.30	April 3, 2004
500,000	$0.25	December 20, 2004
636,000		

10. **RELATED PARTY TRANSACTIONS**

a. Management fees totalling $18,000 (2002 - $18,000) were paid to the President of the Company.

b. Rent and office services, and exploration costs totalling $18,473 (2002 - $16,824) were incurred with a corporation related by virtue of common directors.

The above transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

11. **LEASE COMMITMENT**

The Company is under obligation for an equipment lease. Future minimum lease payments for the next two years are as follows:

2004	$ 2,593
2005	2,377
	$ 4,970

12. **CORPORATE INCOME TAX**

The Company has certain resource related deductions and other losses which are available to be offset against future income. The benefits of these losses and deductions are not reflected in these consolidated financial statements. The realization of these tax benefits in future years will be recorded as an adjustment to the tax provision in the year realized.

13. SEGMENTED INFORMATION

The Company's activities are in the one (1) industry segment of mineral property acquisition, exploration and development.

Property, plant and equipment by geographical segment is as follows:

	Ghana	Mali	Canada	Total
May 31, 2003				
Property, plant and equipment	$ -	$ -	$ 1,300	$ 1,300
Mineral properties, including deferred costs	-	91,910	-	91,910
	$ -	$ 91,910	$ 1,300	$ 93,210

	Ghana	Mali	Canada	Total
May 31, 2002				
Property, plant and equipment	$ 224,588	$ -	$ -	$ 224,588
Mineral properties, including deferred costs	1	23,579	-	23,580
	$ 224,589	$ 23,579	$ -	$ 248,168

14. SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash financing and investing activities during the years ended May 31, 2003 and 2002 as follows:

	2003	2002
Non-cash financing activities:		
Share capital issued for:		
Share subscription advances	$ 32,640	$ -
Cancellation of shares	(1,110,000)	-
Contributed surplus	900,000	-
	$ (177,360)	$ -
Non-cash investing activities:		
Deferred exploration and development costs, net of amortization	$ -	$ 101,465
Proceeds of disposal of investments	210,000	-
Net assets disposed on sales of investments	(210,000)	-
	$ -	$ 101,465

15. SUBSEQUENT EVENTS

a. The Company granted stock options exercisable to acquire 60,000 shares at a price of $0.40 per share on or before July 24, 2008.

b. The Company granted stock options exercisable to acquire 80,000 shares at a price of $0.40 per share on or before August 8, 2008.

c. The Company issued 139,200 shares for the exercise of stock options as follows: 73,000 shares at a price of $0.20 per share for a total consideration of $14,600; 26,200 shares at a price of $0.25 per share for a total consideration of $6,550; and 40,000 shares at a price of $0.27 per share for a total consideration of $10,800.

d. The Company was granted a 90 day Autorisation d'Exploration on Kenieba Nord Concession, located in western Mali, West Africa.

AFRICAN METALS CORPORATION
MAY 31, 2003

Section 1

A. ANALYSIS OF EXPENSES AND DEFERRED COST:

See the accompanying consolidated financial statements.

Section 2

A. RELATED PARTY TRANSACTIONS FOR THE CURRENT FISCAL YEAR-TO-DATE:

See Note 10 of the accompanying consolidated financial statements.

The aggregate amount of expenditures made or accrued to parties not at arms length from the Company were $36,473 during the current fiscal year to date.

Section 3

A. SECURITIES ISSUED DURING YEAR ENDED MAY 31, 2003:

Date of Issue	Type of Security	Type of Issue	Number Of Shares	Price Per Share	Total Proceeds	Type of Consideration	Commission Paid
June 4/02	Common Shares	Private Placement	136,000	$0.24	$ 32,640	Cash	Nil
June 4/02	Common Shares	Exercise of Options	22,400	$0.25	$ 5,600	Cash	Nil
Dec. 23/02	Common Shares	Exercise of Options	32,400	$0.25	$ 8,100	Cash	Nil
Feb. 13/03	Common Shares	Exercise of Options	43,000	$0.25	$ 10,750	Cash	Nil
Apr. 11/03	Common Shares	Exercise of Options	18,000	$0.20	$ 3,600	Cash	Nil
Apr. 23/03	Common Shares	Private Placement	1,000,000	$0.20	$ 200,000	Cash	Nil

AFRICAN METALS CORPORATION
MAY 31, 2003

B. OPTIONS GRANTED DURING YEAR ENDED MAY 31, 2003:

Date Granted	Number of Options	Name of Optionee	Exercise Price	Expiry Date
June 26, 2002	55,000	Mamadou Keita	$ 0.27	June 26 2007
June 26, 2002	20,000	Karen Nestoruk	$ 0.27	June 26, 2007
June 26, 2002	25,000	Abdouleye Thiero	$ 0.27	June 26, 2007
June 26, 2002	200,000	Swiftcurrent Ventures	$ 0.27	June 26, 2007
December 23, 2002	45,000	GeoComp Graphic Design Inc.	$ 0.20	December 23, 2007
December 23, 2002	60,000	Mamadou Keita	$ 0.20	December 23, 2007
December 23, 2002	10,000	Karen Nestoruk	$ 0.20	December 23, 2007
December 23, 2002	25,000	Abdouleye Thiero	$ 0.20	December 23, 2007
December 23, 2002	20,000	Swiftcurrent Venture	$ 0.20	December 23, 2007

Section 4

A. AUTHORIZED AND ISSUED SHARE CAPITAL AS AT MAY 31, 2003:

Authorized share capital – unlimited common shares without par value.

A total of 12,260,420 shares have been issued for a total of $8,544,240.

B. OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT MAY 31, 2003:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Stock Options	112,000	$ 0.20	August 6, 2003
Stock Options	357,500	$ 0.20	January 26, 2005
Stock Options	136,200	$ 0.25	July 13, 2006
Stock Options	300,000	$ 0.27	June 26, 2007
Stock Options	142,000	$ 0.20	December 23, 2007
Warrants	136,000	$ 0.30	April 3, 2004
Warrants	500,000	$ 0.25	December 20, 2004

AFRICAN METALS CORPORATION
MAY 31, 2003

C. SHARES IN ESCROW OR SUBJECT TO POOLING AS AT MAY 31, 2003:

Common shares in escrow - NIL

Section 5

A. LIST OF DIRECTORS AND OFFICERS AS AT SEPTEMBER 18, 2003:

Willis W. Osborne	President/Director
Franklin Russell	Director
Michael F. Bolton	Director
Mamadou Keita	Director
Jennifer Nestoruk	Secretary

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

CORPORATION INFORMATION

(As at October 16, 2003)

Corporate Office:	Suite 515, 475 Howe Street Vancouver, British Columbia, Canada V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854 Website: www.africanmetals.com Email Address: info@africanmetals.com
Directors & Officers:	Mr. Willis W. Osborne, President & Director Mr. Michael F. Bolton, Director Mr. Mamadou Keita, Director Mr. Franklin Russell, Director Ms. Jennifer Nestoruk, Corporate Secretary
Stock Exchange Listing:	TSX Venture Exchange (TSX.V) Trading Symbol "AFR"
Transfer Agent & Registrar:	Computershare Trust Company of Canada 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9
Share Capital:	Authorized: Unlimited Issued: 12,399,627 Options: 927,500 12g3-2(b) Exemption #82-1856 Standard & Poor's Listed United States Securities & Exchange Commission Form 20-F File No. 0-29588
Legal Counsel:	DuMoulin Black 10th Floor, 595 Howe Street Vancouver, British Columbia, Canada V6C 2T5
Registered & Records Office:	Anton, Campion, MacDonald, Oyler & Buchan Suite 200 Financial Plaza, 204 Lambert Street Whitehorse, Yukon, Canada Y1A 3T2
Auditor:	Jones Richards & Company Suite 900, 1200 Burrard Street Vancouver, British Columbia, Canada V6Z 2C7

PRINTED IN CANADA

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the shareholders of African Metals Corporation (the "Corporation") will be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia, on November 26, 2003, at the hour of 2:00 P.M., Vancouver time, for the following purposes:

(1) To receive and consider the Report of the Directors and the consolidated financial statements of the Corporation together with the auditor's report thereon for the financial year ended May 31, 2003;

(2) To fix the number of Directors at four (4);

(3) To elect Directors for the ensuing year;

(4) To appoint the auditor for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the auditor; and

(5) To approve the number of shares issuable under the Stock Option Plan described in the Information Circular.

(6) To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 16th day of October, 2003.

BY ORDER OF THE BOARD

"Signed"
Willis W. Osborne
President & Director

The Stock Option Plan provides that if a change of control, as defined therein, occurs, all shares subject to options shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

The shareholders are being asked to approve the increase in number of common shares, which may be issued pursuant to the issue of options under the Stock Option Plan, from 1,167,020 to 1,239,962 common shares in the capital of the Company. The increase of options available under the Stock Option Plan Plan must be approved by a majority of the votes cast by shareholders other than insiders or their associates to whom shares may be issued pursuant to the Stock Option Plan.

Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the approval of the Stock Option Plan.

(b) Other Matters

Management of the Corporation is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The foregoing contains no untrue statement of material fact (as defined in the Securities Act (Alberta)) and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it was made.

Dated this 16th day of October, 2003

BY ORDER OF THE BOARD

"Signed"
Willis W. Osborne
President & Director

"Signed"
Michael F. Bolton
Director

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by the Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the corporate office of the Company by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address of the Company is:

African Metals Corporation
Suite 515, 475 Howe Street, Vancouver, B.C. V6C 2B3
Fax: (604)684-5854

African Metals Corporation

PROXY

Annual General Meeting, November 26, 2003

ANNUAL GENERAL MEETING OF MEMBERS OF AFRICAN METALS CORPORATION

TO BE HELD AT 10th Floor, 595 Howe Street, Vancouver, British Columbia

ON Wednesday, November 26, 2003, AT 2:00PM

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Willis W. Osborne, a Director of the Company, or failing this person, Michael F. Bolton, a Director of the Company, or in the place of the foregoing, ______________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To fix the number of Directors at 4	______	______
		For	**Withhold**
2.	To elect as Director, MICHAEL F. BOLTON	______	______
3.	To elect as Director, MAHAMADOU KEITA	______	______
4.	To elect as Director, WILLIS W. OSBORNE	______	______
5.	To elect as Director, FRANK RUSSELL	______	______
6.	To appoint Jones Richards & Company as Auditors of the Company	______	______
		For	**Against**
7.	To authorize the Directors to fix the auditors' remuneration	______	______
8.	To approve the number of shares issuable under the stock option plan	______	______
9.	To transact such other business as may properly come before the Meeting	______	______

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________

Please Print Name: ______________________

Date: ______________________

Number of Shares Represented by Proxy: ______________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE